Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: September 7, 2016
The following is a presentation to investors released by Micro Focus International plc on September 7, 2016.

 Proposed Merger ofMicro Focus International plc withHewlett Packard Enterprise’s (“HPE”)Software Business Segmentand Proposed Commercial Partnership with HPE  Kevin Loosemore & Mike Phillips7 September 2016

 Agenda  Transaction SummaryHPE Software Overview & Combination RationaleFinancial Impact ImplementationExpected Transaction Timetable & Conclusions  2

 Transaction summary

Announcement 'At A Glance' – Key Points

Industry Logic

Micro Focus + HPE Software

Merger of Micro Focus International plc with HPE's Software Business Segment

Creates one of the **world's largest pure-play infrastructure software companies**

SUSE & HPE

Micro Focus and HPE have separately entered into a commercial partnership naming SUSE as HPE's preferred Linux partner

Aggregate Consideration

~$8.8 billion[1]

Aggregate Transaction Value

$738m[2]

Acquired EBITDA

11.4x[3]

Acquired EBITDA Multiple

HPE Software EV/Sales [4] : 2.64x
TAG EV/Sales [4] : 2.46x

Combination

~$4.5 billion[5]

Combined Revenue

~$1.35 billion[5]

Combined Underlying Adjusted EBITDA[6] ("UAEBITDA")

Micro Focus vs HPE Software

46% vs 21%

12 months to 30 April 2016 EBITDA margin comparison[7]

Significant scope for operational efficiency gains

Shareholder Impact

~$400m RoV

$1.68 per ordinary share[8] to existing Micro Focus shareholders prior to Completion

Ownership

Micro Focus vs HPE shareholders

49.9% vs 50.1%

Post Completion ownership based on fully diluted share capital[8] of the pro forma entity

Expected Completion

Q3 CY2017

Subject to satisfying closing conditions

[1] Based upon the closing share price of Micro Focus as at 6 September 2016; Consideration comprises $6.3bn in Micro Focus equity to HPE shareholders and $2.5bn cash payment to HPE; [2] Acquired EBITDA is UAEBITDA adjusted for overhead costs of c.$80m that will not transfer to Micro Focus as part of this transaction; [3] Multiple calculated based on effective Enterprise Value of $8.8bn less $400m assumed Return of Value to Micro Focus shareholders divided by Acquired LTM Q2 2016 Underlying Adjusted EBITDA of $738m; [4] Sales multiples represent implied transaction value at announcement divided by announced Sales metrics; HPE Software Q2 2016 LTM Sales of $3,172m; Attachmate Group respective transaction value and Revenue FYE March 2014 of $2,350m and $957m; [5] Combined revenues and UAEBITDA based on the twelve months to 30 April 2016, adjusted for the acquisition of Serena; [6] Underlying Adjusted EBITDA removes the impact of net capitalisation/amortisation of development costs and foreign currency gains and losses from Adjusted EBITDA; Combined Underlying Adjusted EBITDA assumes Micro Focus UAEBITDA of $613m and HPE Software Acquired EBITDA of $738m; [7] Micro Focus margin ex-SUSE and Serena; unadjusted for overhead costs of c.$80m that will not transfer to Micro Focus as part of this transaction; [8] Based on fully diluted shares outstanding as at 6 September 2016, calculated using the Treasury Share Method

4

Transaction Overview

Proposed Transaction	• Merger of the software business segment of Hewlett Packard Enterprise ("HPE Software") with Micro Focus International plc ("Micro Focus"), classified as a Reverse Takeover by the UKLA and structured as a Reverse Morris Trust transaction • Aggregate acquisition consideration of $8.8bn, representing an effective multiple of 11.4x[1] Acquired EBITDA[2] over 12 months to 30 April 2016 • Consideration to HPE shareholders comprises the issuance of Micro Focus shares (the "Consideration Shares") representing 50.1% of the fully diluted issued share capital[3] of the combined group (the "Enlarged Group") on Completion of the Merger ("Completion") and a pre-Completion cash payment of $2.5bn to HPE • Micro Focus shareholders will own 49.9% of the fully diluted share capital of the Enlarged Group following Completion of the Transaction, with HPE shareholders owning the remaining 50.1% • Proposed Return of Value ("RoV") to existing Micro Focus shareholders prior to Completion of $400m or $1.68 per ordinary share based on fully diluted shares[3]
What Is Being Acquired?	• HPE Software revenues[4] for the twelve months ended 30 April 2016 of $3.2bn (LTM Q2 2016 y-o-y growth rate adjusted for divestitures, MOBU and currency of 1.5%) and Acquired EBITDA[2] was $738m • Acquisition of HPE Software brings infrastructure software products comprised of five solution sets: IT operations management; Application delivery management; Enterprise security products; Information management & governance; and Big data analytics
Why Is This Being Contemplated?	• Transaction consistent with Micro Focus' strategy of acquiring & efficiently managing sticky mature infrastructure assets • Transaction significantly increases Micro Focus' scale in a number of business segments • Significant potential for operational efficiency gains through the application of Micro Focus' disciplined operating model. HPE Software delivered Underlying Adjusted EBITDA margin of 21%[5] in the twelve months to 30 April 2016. Micro Focus believes it will be possible to improve the margin delivered by HPE Software's mature software assets (approximately 80% of revenue) to Micro Focus' level by the end of the third full financial year following Completion[6] • HPE and Micro Focus have separately announced their intent to enter into a commercial partnership naming SUSE as HPE's preferred Linux partner as well as to explore additional collaboration leveraging SUSE's OpenStack expertise for joint innovation around HPE's Helion Openstack and Stackato Platform as a Service solutions. SUSE and HPE are working together to define the specifics of the commercial partnership

Note: HPE Software financials prepared under US GAAP, Micro Focus financials prepared under IFRS; [1] Multiple calculated based on effective Enterprise Value of $8.8bn less $400m assumed Return of Value to Micro Focus shareholders divided by HPE Software's Acquired LTM Q2 2016 EBITDA of $738m; [2] HPE Software's Acquired EBITDA is UAEBITDA adjusted for overhead costs of c.$80m that will not transfer to Micro Focus as part of this transaction for the twelve months to 30 April 2016; [3] Fully diluted basis calculated using the Treasury Share Method; [4] HPE Software historical financials have been adjusted for a number of divestments at various points during the last two fiscal years and the transfer of the Marketing Optimisation Business Unit ("MOBU") in the fourth quarter of FYE 2015; [5] UAEBITDA margin unadjusted for overhead costs of c.$80m that will not transfer to Micro Focus as part of this transaction; [6] This is not a profit forecast, and should not be interpreted to mean that the earnings per share of the Enlarged Group following Completion will necessarily be above or below the historical published earnings per share of Micro Focus

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MICRO FOCUS

Transaction Overview (cont'd)

Financial Impact	• Deal financed by the issue of Consideration Shares to HPE shareholders at Completion, with a market value of $6.3bn[1] and a pre-Completion cash payment to HPE of $2.5bn • Micro Focus has entered into commitments for a total of US$5.5 billion of debt financing related to the Transaction with J.P. Morgan including a revolving credit facility of US$500 million. These commitments underpin the cash payment to HPE, the RoV to Micro Focus shareholders and backstop the existing Micro Focus debt • Enlarged Group expected to have a pro-forma Net Debt to Facility EBITDA multiple of approximately 3.3x at close (post the RoV), which is expected to reduce to 2.5x within two years following Completion • The deal is expected to enhance earnings per share in the first full financial year following the close of the transaction[2] and enhance total shareholder returns consistent with Micro Focus' stated objectives
Completion Conditions & Timing	• Completion is subject (amongst other things) to Micro Focus shareholder approval, regulatory clearances, SEC filings in order to create American Depository Shares for the Consideration Shares and receipt of certain tax opinions • An expected timetable is set out on page 21 of this document. Completion is expected in Q3 CY2017

Note: HPE Software financials prepared under US GAAP, Micro Focus financials prepared under IFRS
[1] Based on Micro Focus share price and the fully diluted share count under the Treasury Share Method
[2] This is not a profit forecast, and should not be interpreted to mean that the earnings per share of the Enlarged Group following Completion will necessarily be above or below the historical published earnings per share of Micro Focus

6

Micro Focus Strategy: Unchanged, Still Working

Reiterated in July preliminary results for the twelve months ended 30 April 2016

Industry Logic

Micro Focus helps bridge the old and the new by enabling you to:

- Exploit advances in technology such as virtualisation, cloud and mobile without the cost and risk of starting again with the application suite
- Protect prior investments in your data and business logic whilst unlocking new opportunities & use cases
- Optimize where you build, test and deploy business applications
- Execute with a balance of speed, flexibility and risk, that is right for your business

Operational Approach

Our execution needs to ensure we:

- Identify opportunities to exploit new models and market niches
- Focus on "sticky" products which are embedded within customers' systems and processes
- Develop product capabilities & services that encourage and promote use of current product over the decision to move
- Acquire assets that add capabilities that incentivize customers to remain with their current products, or add further similar types of product and customer sets

Operational Outputs

- EBITDA and FCF growth
- Total shareholder return
- Stable platform delivering sustainable results

Shareholder Returns

Three year share price progression ($, rebased to 100)



225
200
175
150
125
100
75
Sep-13
Mar-14
Sep-14
Mar-15
Sep-15
Mar-16
Sep-16
+118%
Regular Dividends
Periodic Returns of Value ("RoV")

HPE Software acquisition consistent with stated strategy

7

 HPE Software Overview & Combination Rationale

HPE Software – Business Overview

Business Overview

- Hewlett Packard Enterprise's Software Business Segment
- Global footprint spanning the Americas, Asia Pacific & Japan and Europe, Middle East & Africa ("EMEA") regions
- **Product and service offerings**
  - Provides enterprise software solutions for IT operations management, Applications delivery management, Enterprise security products, Information management & governance and Big data analytics
- **Products offered via:**
  - Term and perpetual licenses (followed by maintenance payments)
  - SaaS model
  - Professional services
- **Scale and profitability**
  - Engaging with c. 5,000 partners and over 50,000 customers across the world
  - The company currently works with 94 of the Fortune 100 companies
  - LTM Q2 16 Revenue $3,172m, Acquired EBITDA[1] $738m

Financial Overview

Revenue by type (%, FYE October)



LTM Q2 Apr-2016
Prof Services 13%
License 28%
SaaS 9%
Maintenance 50%
59% recurring revenue[2]

Revenue and EBITDA ($m, FYE October)



Revenue[3]
$3,188
$3,172
FY2015A
LTM Q2 16



UAEBITDA[4] margin (%)
21%
21%
FY2015A
LTM Q2 16

Source: HPE Carve-out financials

[1] Acquired EBITDA is UAEBITDA adjusted for overhead costs of c.$80m that will not transfer to Micro Focus as part of this transaction for the twelve months to 30 April 2016

[2] Recurring HPE revenue comprises both subscriptions and maintenance

[3] HPE Software historical financials have been adjusted for a number of divestments at various points during the last two fiscal years and the transfer of the Marketing Optimisation Business Unit ("MOBU") in the fourth quarter of FYE 2015

[4] Underlying Adjusted EBITDA removes the impact of net capitalisation/amortisation of development costs and foreign currency gains and losses from Adjusted EBITDA

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HPE Software – Product Portfolio

HPE Software Product Portfolio

	IT operations management	Application delivery management (ADM)	Enterprise security products (ESP)	Information management & governance (IM&G)	Big data analytics
Description	• Facilitating management, automation and optimisation of data centers and cloud infrastructure	• Quality and lifecycle tools for traditional and DevOps application development models	• Enabling enterprises to protect interactions among users, apps and data across locations and devices • Key offerings include threat identification, digital asset protection, data security and application hardening	• Helping customers manage, govern, store and secure their information • Solutions: data protection, archiving & e-Discovery, and content management	• Providing platforms that help customers harness their data and identify new opportunities • Platforms: next-generation enterprise search and data analytics (IDOL) and columnar database (Vertica)
Select Product portfolio	**Service Anywhere** **Cloud Orchestration** **Data Center Automation**	**ALM** **AppPulse**	ArcSight FORTIFY ATALLA Security Voltage security	**Digital Safe** **Data Protector**	**IDOL** VERTICA **HPE Haven** OnDemand

10

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Commercial Partnership Between HPE and Micro Focus

What Is Being Announced?	• Micro Focus and HPE announced their intent to enter into a commercial partnership naming SUSE as HPE's preferred Linux partner as well as exploring additional collaboration leveraging SUSE's OpenStack expertise for joint innovation around HPE's Helion Openstack and Stackato Platform as a Service solutions • SUSE and HPE are working together to define the specifics of the commercial partnership
Why Is It Good For SUSE?	• The commercial partnership with HPE is another example of SUSE's strategy to partner openly and broadly to provide increased choice in the marketplace for enterprise software-defined infrastructure solutions and follows SUSE's recent announcement with Mirantis • SUSE plans to explore new ways of expanding that commercial partnership into areas such as cloud computing, software-defined networking and applications where open source technology is driving next-generation innovations that matter to our mutual customers
Timetable	• Heads of terms signed 7 September 2016 • SUSE and HPE are working together to define the specifics of the agreement by the end of the fourth quarter of CY2016 • Diligence and work on a definitive agreement to commence immediately

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MICRO FOCUS

Merger Rationale

Deal Consistent with Strategy

- Strategy to buy companies or assets that fit Micro Focus' business profile:
  - Infrastructure software; and
  - "Sticky" assets
- Intention (as in previous transactions) is to apply Micro Focus' "best in class" operating methodologies
- Micro Focus continues to target total shareholder returns of 15% to 20% per annum and believe that this combination has the potential to deliver enhanced returns consistent with this stated objective
- Positions SUSE as the OPEN Open Source Company

Extension Opportunity

- Rare opportunity to significantly increase Micro Focus' scale and breadth through combination with a business operating in adjacent and complementary product areas
- Breadth in segments such as ITOM and SIEM[1], where the combination creates Top 5[2] market positions
- Scale position in Test where Micro Focus have little presence , and which complements the solid brand in ADM

Significant Efficiency Opportunities Available

- Significant potential for operational efficiency gains through the application of Micro Focus' disciplined operating model. Following the acquisition of Attachmate Group in FY14 (margins of 32.7%)[3], Micro Focus has grown its margin base to 46% in FY16A (on an ex-SUSE basis, 43 % including SUSE)
- Micro Focus believes it will be possible to improve the margin delivered by HPE Software's mature software assets (approximately 80% of HPE Software revenue) to Micro Focus' level by the end of the third full financial year following Completion[4]
- Address areas of revenue decline, accelerate revenue growth where achievable, while enhancing operating margins

Source; Annual report, company filings;
Note: HPE Software financials prepared under US GAAP, Micro Focus financials prepared under IFRS; [1] SIEM means Security Information & Event Management; [2] Gartner Group 1Q16; [3] Attachmate company Prospectus filing; [4] This is not a profit forecast, and should not be interpreted to mean that the earnings per share of the Enlarged Group following Completion will necessarily be above or below the historical published earnings per share of Micro Focus

12

MICRO FOCUS

 Financial Impact

 Micro Focus Pro Forma Revenue (FYE April, IFRS)  HPE Software Pro Forma Revenue(FYE October, US GAAP)  ~$4.5bnCombined Revenue  Note: Actual Currency, Pro Forma (i.e. adjusted for a number of divestments at various points during the last two fiscal years and the transfer of the Marketing Optimisation Business Unit (“MOBU”) in the fourth quarter of FYE 2015)Accounting Standard: US GAAPFYE 31-October  This represents the Micro Focus IFRS revenues added to the HPE Software revenues adjusted for divestitures and MOBU for the twelve months to 30 April 2016IFRS treatment of the US GAAP financial statements are likely to produce a difference from this calculation  Note: Actual currency, Pro Forma1Accounting Standard: IFRSFYE 30-April  Revenue ($m)  Revenue ($m)  14      Revenues: Micro Focus (IFRS) and HPE Software (US GAAP)  1 Pro Forma for acquisitions of the Attachmate Group and Serena acquisition

EBITDA: Micro Focus (IFRS) and HPE Software (US GAAP)

Micro Focus Pro Forma UAEBITDA (FYE 30 April, IFRS)

Underlying Adj. EBITDA ($m)



586
592
613
FY14A
FY15A
FY16A

- Note: Actual Currency, Pro Forma[2]
- Accounting Standard: IFRS
- FYE 30-April

+

HPE Software Pro Forma UAEBITDA[1] (FYE 31 October, US GAAP)

EBITDA ($m)



Costs not transferring
738
80
688
657
658
FY14A
FY15A
LTM Q2 16

- Note: Actual Currency, Pro Forma (i.e. adjusted for a number of divestments at various points during the last two fiscal years and the transfer of the Marketing Optimisation Business Unit ("MOBU") in the fourth quarter of FYE 2015)
- Accounting Standard: US GAAP
- FYE 31-October

=

- This represents the Micro Focus IFRS EBITDA added to the US GAAP EBITDA for the twelve months to April 30th 2016
- The IFRS treatment of the US GAAP financial statements are likely to produce a difference from this calculation

~$1.35bn
Combined EBITDA

[1] Included in the LTM Q2 2016 HPE Software illustrative constant perimeter EBITDA is approximately US$80m in overhead costs that will not transfer as part of the sale transaction
[2] Pro Forma for acquisitions of the Attachmate Group and Serena acquisition

15

 Strong Cash Flow Profile  Micro Focus Cash Flow From Operations1 (FYE 30 April)   HPE Software Cash Flow From Operations1 (FYE 31 October)   Note: Cash flow information for HPE Software on an as-reported basis. Hence cash flows include contributions – both negative and positive – from disposals. To this regard, the year-on-year changes do not reflect changes in performance of ongoing operations  Cash from Operations  Cash from Operations  1 HPE Software accounts are prepared under US GAAP and Micro Focus’ under IFRS  16  Complementary and strong operational cash flow profiles

 Implementation

Board & Management Team

The management team has a long track record of driving shareholder returns

Micro Focus Management Team

Name	Role	Experience
Kevin Loosemore 	Executive Chairman (11 years)	• Appointed non-executive Chairman of the Company in 2005 • Executive Chairman in April 2011 • Previously non-executive Chairman of Morse plc • Previously, Kevin has acted as Chief Operating Officer of Cable & Wireless plc, President of Motorola EMEA. Prior to this he was Chief Executive of IBM UK Limited
Mike Phillips 	CFO (6 years)	• Joined Micro Focus in September 2010 • Chief Executive Officer at Morse plc, following his initial role as Group Finance Director • Left Morse plc in July 2010 following the turnaround and successful corporate sale to 2e2 in June 2010
Stephen Murdoch 	CEO, Micro Focus division (4 years)	• Has held senior executive positions in general management, sales, and strategy with IBM and Dell • Most recently, he was the General Manager of EMEA for Dell's Public Sector and Large Commercial Enterprise business unit
Nils Brauckmann 	CEO, SUSE (5 years)	• Previously served in cross-functional and international management positions at WRQ (acquired by TAG in 2004), Novell and Siemens Nixdorf, where he started his technology career

Board Composition

- On Completion, Kevin Loosemore and Mike Phillips will continue as Executive Chairman and CFO respectively
- HPE will nominate one executive director to the Micro Focus Board
- Other Executive Directors may be appointed from Micro Focus and/or HPE Software
- The nomination committee of Micro Focus will appoint sufficient independent non executive directors to achieve a majority. Half of the independent non executive directors will be designated by HPE

HPE Software Management Team

Name	Role	Prior experience
Chris Hsu 	Executive VP, General Manager, HPE Software & Chief Operating Officer, HPE (joined in 2014)	• Chris joined HP in 2014 as Senior Vice President of Organisational Performance to drive operational performance initiatives across the company. He also led the separation of HP into two companies – Hewlett Packard Enterprise and HP Inc • Previously, Chris was a Managing Director at the private equity firm Kohlberg Kravis Roberts (KKR) and a leader in the KKR Capstone operating group. In this role, he drove operational performance in KKR's portfolio companies, supported operational diligence during the deal process and provided overall leadership to the KKR Capstone team
Remi Thomas 	VP and CFO, HPE Software (1 year)	• Formerly Head of M&A and Corporate Development for Alcatel-Lucent, which he joined in 2008 • Began his career as an Equity Analyst for Credit Lyonnais and Cheuvreux
Alan Fudge 	SVP, WW Sales and Field Operations, HPE Software (2 Years)	• Previously Alan worked at Dell where he was a Vice President of Worldwide Sales for their software division • Prior to that Alan held a number of senior roles at Quest Software, GuardianEdge where he was President and CEO, VMWare and IBM
Jerome Labat 	VP & CTO, HPE Software (3 Years)	• Jerome is the current CTO of HPE Software and has been in his role for approximately three years • Prior to this Jerome was VP of HPE's Cloud Automation business from 2011 through to the end of 2013 • Jerome also has experience working at Intuit, where he was a VP

18

Source: Publicly available information, Company websites, BoardEx

Micro Focus Approach To Acquisition Integration

- HPE and Micro Focus have agreed that, as soon as practicable, they will together form a separation committee to monitor and oversee the separation of HPE Software in accordance with the Transaction documents
- Micro Focus has integrated many business over the last five years and takes a structured approach to post acquisition integration, which includes:
  - Minimise day 1 changes – we will ensure changes are well planned – key integration planning over the first 90 days post Completion[1]
  - Multiple work streams to plan and then manage changes, and deliver to integration objectives:
    - Identify, leverage and embed best practice
    - Decide where teams fit, and the shape of the organisation
    - Identify and validate synergy opportunities
    - Decide system changes and timelines
    - Implement system and process cutovers
    - Transition people related changes, including benefits
    - Identify, leverage and embed best practice
  - Minimise Go To Market disruption


MICRO
FOCUS

[1] Accelerate if pre-close integration planning possible, once regulatory approvals have been given

19

MICRO FOCUS

 Transaction Timetable & Conclusions

 Expected Timetable  Announcement of the Merger: 7th September 2016Publication of the Micro Focus shareholder circular : H1 CY2017Micro Focus shareholder meeting to approve the Merger: H1 CY2017Publication of the Enlarged Group prospectus: Q3 CY2017Completion of the Merger: Q3 CY2017  Key dates  21

Conclusions

Consistent With Strategy

- Aggregate consideration of $8.8bn, resulting in an effective multiple of 11.4x the Acquired EBITDA[1] in the twelve months to 30 April 2016
- Transaction is consistent with Micro Focus strategy of acquiring and efficiently managing sticky mature infrastructure products. This strategy was reiterated in July 2016 at the preliminary results
- This strategy has consistently delivered at or above the Micro Focus' Board's 15-20% total shareholder returns goals by a combination of share price appreciation and capital returns
- The Micro Focus Board expects this combination has the potential to deliver enhanced shareholder returns consistent with these objectives

Rare Opportunity To Scale & Leverage Scale Economics

- Proposed acquisition offers an opportunity to achieve a significant increase in Micro Focus' scale and in consequence enhances its offerings in existing business areas and adds new ones
- HPE Software revenues[2] for the twelve months to 30 April 2016 were $3,172m and Acquired EBITDA[1] of $738m
- Micro Focus' Board believes that there is considerable scope for operational efficiencies and thus potential for increasing the Enlarged Group's profitability[3]
- Micro Focus believes it will be possible to improve the margin delivered by HPE Software's mature software assets (approximately 80% of revenue) to Micro Focus' level by the end of the third full financial year following Completion[3]

[1] Acquired EBITDA is UAEBITDA adjusted for overhead costs of c.$80m that will not transfer to Micro Focus as part of this transaction for the twelve months to 30 April 2016; Underlying Adjusted EBITDA removes the impact of net capitalisation/amortisation of development costs and foreign currency gains and losses from Adjusted EBITDA
[2] HPE Software historical financials have been adjusted for a number of divestments at various points during the last two fiscal years and the transfer of MOBU in the fourth quarter of FY 2015
[3] This is not a profit forecast, and should not be interpreted to mean that the earnings per share of the Enlarged Group following Completion will necessarily be above or below the historical published earnings per share of Micro Focus

22

MICRO FOCUS

Conclusions (cont'd)

Financing & Impact	• The Transaction is being financed by equity issued to HPE shareholders representing 50.1% of Micro Focus fully diluted share capital[1] at Completion, together with underwritten debt facilities • Gross Debt of $5.5 billion has been underwritten by J.P. Morgan to fund the transaction, including a revolving credit facility of $500 million • The Enlarged Group is expected to have a pro-forma Net Debt to Facility EBITDA multiple of approximately 3.3x at close (post the RoV), which is expected to reduce to 2.5x within two years following Completion • The deal is expected to be accretive to adjusted earnings per share in the first full year following the Completion of the Transaction[2]
Closing Conditions & Timetable	• Completion is subject (amongst other things) to Micro Focus shareholder approval, regulatory and Competition Authority clearances, SEC filings in order to create American Depository Shares for the Consideration Shares and receipt of certain tax opinions • Completion is expected to occur in Q3 CY2017

[1] Fully diluted basis calculated using the Treasury Share Method
[2] This is not a profit forecast, and should not be interpreted to mean that the earnings per share of the Enlarged Group following Completion will necessarily be above or below the historical published earnings per share of Micro Focus

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Appendix: Financial Information

 Selected Financial Information on HPE Software  JPM – pls add financial schedules     For the fiscal years ended 31 October         LTM Q2 2016   2015  2014    US$m   US$m   US$m   Net Revenues as reported under SEC US GAAP Carveout rules        HPE Software Segment    $3,412    $3,622    $3,933   Less:            MOBU Transfer  (56)  (163)  (232)  Disposals in the period1  (184)  (271)  (310)  HPE Software revenue adjusted for divestitures and MOBU   $3,172    $3,188    $3,391           Revenue growth rate adjusted for divestitures, MOBU and currency  1.5%  (1.9)%  N/A              Earnings before taxes as reported in SEC US GAAP Carveout rules  344  319  413   Add back interest  –   –   –   Add back depreciation and amortisation of capitalised software  81  104  111   Add back amortisation of intangibles   186  224  248  HPE Software EBITDA  611  647  772           Add back separation costs  89  91  –   Add back restructuring charges  74  35  48   Add back stock based compensation  61  59  60   Add back acquisition related charges  2  5  10  HPE Software Underlying Adjusted EBITDA2  837  837  890  Less:            MOBU Transfer  (13)  (33)  (48)  Disposals in the period*   (166)  (147)  (154)              HPE Software underlying adjusted EBITDA further adjusted for divestitures and MOBU3   $658    $657  $688   Note: LTM Q2 2016 refers to the trailing twelve months for the period 1 May 2015 through 30 April 20161 Disposals of Tipping Point, iManage, Live Vault, HPPA Teleform. Amounts shown for these divestitures are management's best estimate of the amount of revenue and EBITDA generated by these divested businesses during the periods presented, adjusted for management's estimate of overhead and other costs that did not exit HPE Software on divestment of these businesses2 Micro Focus reports a metric referred to as “Facility EBITDA,” which is defined earlier in this document. HPE Software’s underlying adjusted EBITDA and Facility EBITDA as calculated result in the same figure 3 Included in the LTM Q2 2016 HPE Software illustrative EBITDA is approximately US$80m in overhead costs that will not transfer as part of the transaction  25

 www.microfocus.com

 Disclaimer  NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. This presentation does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, or any solicitation of any vote or approval. It does not constitute a prospectus or a prospectus "equivalent" document. ADDITIONAL INFORMATION AND WHERE TO FIND ITThis presentation has been prepared and issued by and is the sole responsibility of Micro Focus International PLC (the "Company"). This presentation relates to the Company and its conditional agreement to acquire the software business of Hewlett Packard Enterprise Co. (“HPE") to be held by HPE Software Spinco, Inc. ("HPE Software"), a wholly owned subsidiary of HPE, constituting a reverse takeover for the purposes of the Listing Rules of the UKLA (the "Acquisition" or the "Transaction"). The Transaction will be submitted to the Company’s shareholders for their consideration and approval. In connection with the Transaction, the Company will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to the Company’s American Depositary Shares to be issued in connection with the Transaction, and HPE Software will file a registration statement with the SEC. The Company will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This presentation is not a substitute for the registration statements or other document(s) that the Company and/or HPE Software may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to the Company free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request to the Company’s investor relations or HPE’s investor relations. For the purposes of this notice, "presentation" means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed during the presentation meeting or while access to the presentation has been made available to you. This presentation has not been approved by the UK Financial Conduct Authority ("FCA") or any other regulator. This presentation is for information purposes only. The material and information herein is not to be shared with any other parties. Neither this presentation, nor any part of it nor the fact of its availability or distribution is investment or financial product advice and nor is it intended to be used as the basis for making an investment decision. Neither the Company nor J.P. Morgan Limited ("J.P. Morgan Cazenove") nor Numis Securities Limited ("Numis") makes any representation to any recipient regarding an investment in the securities referred to in this presentation. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person. You should seek your own legal, investment and tax advice as you see fit and you should not act upon any information contained in this presentation without first consulting a financial or other professional adviser. This presentation must not be recorded, copied, reproduced, published, distributed, disclosed, stored in a retrieval system, transmitted or passed on, directly or indirectly, in whole or in part, or disclosed by any recipient, to any other person (whether within or outside such person’s organisation or firm) at any time without the written consent of the Company. The availability and distribution of this presentation in certain jurisdictions may be restricted by law. No action has been taken by the Company, J.P. Morgan Cazenove or Numis that would permit access to or possession or distribution of this presentation or any other offering or publicity material relating to the Company in any jurisdiction where action for that purpose is required. Persons into whose possession this presentation comes or who have accessed this presentation are required by the Company, J.P. Morgan Cazenove and Numis to inform themselves about, and to observe, such restrictions.   27

 Disclaimer (Cont’d)  Neither this presentation nor the information contained herein constitutes or forms part of an offer to sell or the solicitation of an offer to buy securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities of the Company have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold or transferred, directly or indirectly, in or into the United States absent registration or pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with the securities laws of any state or other jurisdiction of the United States. There will be no public offer of any securities in the United States or any other jurisdiction.J.P. Morgan Cazenove, which is authorised and regulated in the United Kingdom by the FCA, is acting as financial adviser and sponsor to the Company and no-one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and is not, and will not be, responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Acquisition and/or any other matter referred to in this presentation. Apart from the responsibilities and liabilities, if any, which may be imposed on J.P. Morgan Cazenove by FSMA (as defined below), or the regulatory regime established thereunder, J.P. Morgan Cazenove accepts no responsibility or liability whatsoever and makes no representation or warranty, express or implied, in relation to the contents of this presentation, including its accuracy, completeness or for any other statement made or purported to be made by it or on behalf of it, the Company, its directors or any other person in connection with the Company, the Acquisition or any other matter in this presentation and nothing in this presentation shall be relied upon as a promise or representation in this respect, whether as to the past or the future. J.P. Morgan Cazenove accordingly disclaims all and any liability whatsoever, whether arising out of tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of this presentation or any such statement.Numis, which is authorised and regulated in the United Kingdom by the FCA, is acting as corporate broker and financial adviser to the Company and no-one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and is not, and will not be, responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Acquisition and/or any other matter referred to in this presentation. Apart from the responsibilities and liabilities, if any, which may be imposed on Numis by FSMA (as defined below), or the regulatory regime established thereunder, Numis accepts no responsibility or liability whatsoever and makes no representation or warranty, express or implied, in relation to the contents of this presentation, including its accuracy, completeness or for any other statement made or purported to be made by it or on behalf of it, the Company, its directors or any other person in connection with the Company, the Acquisition or any other matter in this presentation and nothing in this presentation shall be relied upon as a promise or representation in this respect, whether as to the past or the future. Numis accordingly disclaims all and any liability whatsoever, whether arising out of tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of this presentation or any such statement.Information set forth in this announcement (including information incorporated by reference in this announcement), oral statements made regarding the Transaction, and other information published by Micro Focus or HPE may contain certain statements about the Company, HPE and HPE Software that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this presentation may include statements about the expected effects on the Company, HPE and HPE Software of the Transaction, the anticipated timing and benefits of the Transaction, the Company’s and HPE Software’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of the Company, HPE or HPE Software (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. As such, forward-looking statements should be construed in light of such factors. Neither Micro Focus nor HPE, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur or that if any of the events occur, that the effect on the operations or financial condition of Micro Focus, HPE or HPE Software will be as expressed or implied in such forward-looking statements. Forward-looking statements contained in this presentation based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the Company’s and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of the Company or HPE Software; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of the Company, HPE Software and the resulting combined company; business and management strategies and the expansion and growth of the operations of the Company, HPE Software and the resulting combined company; the ability to successfully combine the business of the Company and HPE Software and to realise expected operational improvement from the Transaction; the effects of government regulation on the businesses of the Company, HPE Software or the combined company; the risk that disruptions from the Transaction will impact the Company’s or HPE Software’s business; and the Company’s, HPE Software’s or HPE’s plans, objectives, expectations and intentions generally. Additional factors can be found under “Risk Factors” in HPE’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015 and subsequent Quarterly Reports on Form 10-Q. For a discussion of important factors which could cause actual results to differ from forward looking statements relating to Micro Focus, refer to Micro Focus's Annual Report and Accounts 2016. Forward-looking statements included herein are made as of the date hereof, and none of the Company, HPE Software or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.   28

 Disclaimer (Cont’d)  Subject to any requirement under applicable law, Miami undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except as otherwise explicitly stated, neither the content of the Miami website nor the Houston website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.The information contained within this presentation has not been independently verified by J.P. Morgan Cazenove or Numis. No reliance may be placed, for any purpose whatsoever, on the information or opinions contained in this presentation nor on its completeness, accuracy or fairness and no representation or warranty, express or implied, is given by or on behalf of the Company, J.P. Morgan Cazenove or Numis or any of their respective parent or subsidiary undertakings, or the subsidiary undertakings of any such parent undertakings, or any of their respective directors, officers, employees, agents, affiliates or advisers as to the accuracy, completeness or fairness of the information or opinions contained in this presentation and to the extent permitted by law no responsibility or liability is assumed by any such persons for any such information or opinions or for any errors or omissions. The projections contained herein should not be regarded as a representation or warranty, express or implied, by the Company, J.P. Morgan Cazenove or Numis or any of their respective parent or subsidiary undertakings, or the subsidiary undertakings of any such parent undertakings or any of their respective directors, officers, employees, agents, affiliates or advisers that the projected or estimated results will be achieved. To the maximum extent permitted by law, neither the Company, its directors, officers, shareholders, advisers, affiliates, employees or agents, nor any other person accept any liability, including, without limitation, any liability arising out of fault or negligence for any loss arising from the use of the information contained in this presentation. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. This presentation speaks as at the date on which it is made. All information presented or contained in this presentation is subject to verification, correction, completion and change without notice. Neither the delivery of this presentation nor any further discussions by the Company, J.P. Morgan Cazenove or Numis with any of the recipients thereof shall, under any circumstances, create any implication that there has been no change in the affairs of the Company and/or HPE Software since that date and neither the Company nor J.P. Morgan Cazenove nor Numis undertakes any duty or assumes any obligation to update, revise publicly or correct this presentation whether as a result of new information, future events or otherwise, except to the extent required by the FCA, the London Stock Exchange or by the Listing Rules, the Disclosure Guidance and Transparency Rules or by applicable law. No statement in this presentation is, is intended to be, or should be construed as, a profit forecast or profit estimate for any period or to imply that the earnings of the Company for the current or future financial years will necessarily match or exceed the historical or published earnings of the Company.Certain market data information in this presentation is based on management’s estimates. The Company obtained the industry, market and competitive position data used throughout this presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. However, this information may prove to be inaccurate because of the method by which the Company obtained some of the data for their estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Where information contained in this presentation has been sourced from a third party (including HPE Software and/or HPE), the Company confirms that such information has been accurately reproduced and, so far as the Company is aware and has been able to ascertain from that information, no facts have been omitted which would render the reproduced information, or information derived from it, inaccurate or misleading. By attending this presentation or otherwise accessing this presentation you warrant, represent, acknowledge and agree to and with the Company, J.P. Morgan Cazenove and Numis that (i) you are a Relevant Person as defined above, (ii) you have read, agree to and will comply with the contents of this disclaimer including, without limitation, the obligation to keep this presentation and its contents confidential and (iii) you will not at any time have any discussion, correspondence or contact concerning the information in this presentation with any of the directors or employees of the Company or with any of their suppliers in respect of the Company without the prior written consent of the Company.   29